EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

	State or
Entity Name	County	% Owned

Cardinal Oil & Gas, Inc.	Nevada	100%
King City Retirement Corporation	Oregon	100%
Mockingbird Energy, LLC	Nevada	100%
Mountaineer State Energy, Inc.	West Virginia	100%
Mountaineer State Operations, LLC	Nevada	100%

During 2012 the Company dissolved the following inactive corporations:

Crown Pointe	California	100%
Mesquite, LLC	Nevada	60%
Retirement Real Estate, Inc.	Nevada	100%
Senior Living Management Payroll Company	Texas	100%
Villa Residential Care Homes – Arlington I, LP	Texas	49%
SLM Wedgewood Terrace, Inc.	Nevada	100%
Windsor House Greenville, LLC	South Carolina	100%